Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

January 13, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON PHASE 3 DRILL RESULTS UPDATE:  CORDERO PORPHRY ZONE AND POZO DE PLATA DIATREME DISCOVERIES EXPAND AND REMAIN OPEN

Levon Resources Ltd (Levon) is pleased to report the compiled assays from the first 30 core holes (15,787.6 m) of the ongoing Cordero Phase 3 drill program, which began October 1, 2010 (Table 1 compiled assays [results from 7 holes pending in the lab], Table 2 hole locations).  The drill results expand both the Pozo de Plata Diatreme and Cordero Porphyry Zone bulk tonnage Ag, Au, Zn, Pb discoveries at the Cordero Project, located 35 km northeast of Hildalgo Del Parral in southern Chihuahua, Mexico.   Both discoveries remain open to expansion as Phase 3 continues.    Hole location maps, cross sections, core, project photos, and additional information are posted on the Levon website (www.levon.com).

Drilling

Cordero Porphyry Zone
Phase 3 core holes are being drilled in three 1.4 km long, north-south drill fences, in the Cordero Porphyry Zone to delineate the bulk tonnage mineralization and test it at depth.  A recent highlight is the best of three broad, bulk tonnage intersections in core hole C10-87 (124 m grading 26.3 g/T Ag,  0.019 g/T Au,  0.77% Zn, 0.60% Pb (67.8 g/T Ag equivalent)  Table 1).  Hole C10-87 was a 150 m offset of holes C10-41 (170 m grading 17.33 g/T Ag, 0.03 g/T Au, 0.638 % Zn, 0.438 % Pb (62.9 g/T Ag equivalent) news release of June 1, 2010)  and C10-72 intercepts (Table 1)  The Porphyry zone remains open and requires continued step out drilling to delineate the mineralization.

The geology of mineralization is porphyry style in terms of it’s mode, geologic controls, associated alteration and zoning patterns.  The zoning patterns are mapped across the NS drill sections in the core layout on the ground (arranged as the holes appear on the cross sections).  Granodiorite porphyry is a common host rock.  Mineralized granodiorite dikes cut mineralized rhyolite and dacite porphyries of the felsic volcanic dome complex, the alteration and mineralization patterns are helping guide the drilling.  The assays (Table 1) continue to confirm that Ag and Au values are associated with logged argentiferous galena, which is commonly associated with sphalerite, and occasionally  iron rich sphalerite (marmatite).

Pozo de Plata Diatreme
Phase 3 offset drilling (typically 100 to 150 m hole spacing on a grid) N, SW, S and SE of the Pozo de Plata Diatreme Phase 2 drill grid, is compiled for 22 holes in Table 1.  The drill results delimit the zone to the NW (holes C10-63, C10-65), but continue to expand the mineralized zone, particularly toward discovery intercepts drilled in Phase 2 within the Josefina Mine Zone located 500 m SE (Phase 2 hole C10-23 yielded several broad intercepts, the best of which is 116 m grading 49.7 g/T Ag, 0.10 g/T Au,  1.28 % Zn and 0.94% Pb, news release of May 13, 2010).

Pozo de Plata Diatreme mineralized geology and host rocks are complex with cross cutting relationships that document at least seven pulses of sphalerite and galena rich mineralization that range from pre diatreme breccia (shalerite, galena breccia clasts) to post diatreme breccia veins (diatreme breccia cut by massive sphalerite veins).  Ag, Au, Zn, Pb grades in the current drill results (Table 1)  are highest within and along the contact zones of particular rhyolite porphyry (and to a lessor extent, dacite porphyry) breccia dikes, which themselves have been incorporated into the diatreme breccias through entirely gradational contact zones.  Assays (Table 1) continue to document that Ag and most Au values are associated with argentiferous galena commonly intergrown with sphalerite and some iron rich sphalerite (marmatite) and barite, calcite veins (particularly in the footwall of the diatreme breccia hosted mineralization).

“Now that porphyry controls and associated alteration zoning have been recognized in the Cordero Porphyry target, we are attempting to use the porphyry style  zoning patterns to guide the drilling toward the center of the mineralized system.    This simple approach becomes complicated due to the presence of multiple episodes of alteration and mineralization and by the presence of composite, nested mineralized rhyolite and dacite stocks, and diatremes in the felsic volcanic dome complex.  The mineralized dome rocks  are cut by mineralized dikes of granodiorite porphyry at depth.   The volcanic dome complex is mushroomed shaped and partly floored by Cretaceous limestone country rocks.  Our drills are looking for the intrusive ”stems” of the mushroomed intrusives, to test the sources of the bulk tonnage mineralization beneath the discoveries.  The stems and their porphyry feeders may represent the ultimate upside of  the mineralized system” comments Vic Cheviillon, VP Exploration, Director, Levon.

Table 1.  Compiled Phase 3 core drill hole composites* (37 holes, 15,787.6 m total, 7 holes with assays pending).

Hole	Zone	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq.(g/T)
C10-61	Pozo de Plata Diatreme	12	88	76	35.8	0.121	0.6	0.4	24.5
C10-61		112	124	12	21.1	0.038	0.2	0.2	33.9
C10-61		190	206	16	14	0.001	1.49	0.32	67.6
C10-62	Pozo de Plata Diatreme	228	254	26	130.7	0.026	0.39	0.21	149.9
C10-62		270	276	6	20.8	0.021	1.57	0.59	85.3
C10-62		286	310	24	23	0.025	0.79	0.73	68.9
C10-62		346	382	36	10.8	0.014	1.1	0.19	49.3
C10-63	Pozo de Plata Diatreme	No significant intervals
C10-64	Pozo de Plata Diatreme	226	272	47	21.8	0.018	1.72	0.45	86.6
C10-65	Pozo de Plata Diatreme	No significant intervals
C10-66	Cordero Porphyry	78	88	10	24	0.012	1.35	0.14	68.2
C10-66		254	260	6	732.9	0.042	6.44	1.08	955.3
C10-66		456	474	18	4.2	0.013	1.13	0.05	39.4
C10-67	Pozo de Plata Diatreme	4	12	8	42.6	0.04	0.12	0.31	57.9
C10-67		58	100	42	21.6	0.191	0.34	0.28	52.3
C10-67		138	150	12	26.4	0.081	0.98	0.43	73.1
C10-67		168	178	10	8	0.017	0.59	0.26	33.9
C10-68	Pozo de Plata Diatreme	218	232	14	9.6	0.011	1.13	0.31	52.6
C10-68		244	256	12	27.6	0.026	0.68	0.56	65.3
C10-68		314	332	18	39.9	0.026	2.4	0.41	123.9
C10-68		352	366	14	27.7	0.01	1.67	0.23	83.9

C10-69	Pozo de Plata Diatreme	No significant intervals
C10-70	Pozo de Plata Diatreme	56	86	30	23.3	0.107	0.28	0.22	45
C10-70		168	174	6	7.1	0.005	0.8	0.15	34.5
C10-70		182	194	12	8.1	-0.005	2.14	0.35	80.5
C10-71	Pozo de Plata Diatreme	2	6	4	367	0.254	0.03	1.07	416
C10-71		40	74	34	19.1	0.259	0.26	0.19	49.4
C10-72	Cordero Porphyry	166	216	50	25.1	0.014	0.68	0.61	63.6
C10-72		252	286	34	26.8	0.026	0.79	0.77	74
C10-72		380	394	14	19.3	0.028	0.63	0.43	52.2
C10-73	Cordero Porphyry	No significant intervals
C10-74	Pozo de Plata Diatreme	314	320	6	11.4	0.013	1.01	0.24	48.9
C10-75	Dos Mil Diez Diatreme	No significant intervals
C10-76	Dos Mil Diez Diatreme	No significant intervals
C10-77	Pozo de Plata Diatreme	4	14	10	25.5	0.035	0.24	0.15	39.4
C10-77		116	126	10	8.7	0.341	0.19	0.12	40.6
C10-77		436	450	14	21.1	0.008	2.46	0.59	110.6
C10-78	Pozo de Plata Diatreme	14	22	8	14.4	0.099	0.33	0.18	35.9
C10-78		30	40	10	16.3	0.062	0.11	0.1	26.6
C10-78		120	140	20	13.3	0.039	0.38	0.16	31.6
C10-78		322	330	8	2.1	0.009	1.15	0.05	37.9
C10-79	Pozo de Plata Diatreme	140	156	16	62.3	0.216	0.18	0.35	92.2
C10-79		172	198	26	63.3	0.271	0.52	0.9	123.1
C10-79		208	288	80	41.4	0.499	0.29	0.62	101.2
C10-79		300	310	10	25.2	0.138	0.43	0.4	58.6
C10-79		346	366	20	13.67	0.01	1.12	0.2	53.41
C10-80	Pozo de Plata Diatreme	176	198	22	10.7	0.048	0.55	0.21	36.2
C10-80		224	238	14	21.4	0.044	0.77	0.36	57.2
C10-80		284	324	40	12.3	0.009	1.62	0.26	67.8

C10-81	Pozo de Plata Diatreme	No significant intervals
C10-82	Pozo de Plata Diatreme	278	328	50	43.1	0.052	1.65	1.32	133.4
C10-83		180	224	44	40.1	0.57	0.22	0.54	100.2
C10-83		250	270	20	9.1	0.031	0.48	0.19	30.8
C10-84	Pozo de Plata Diatreme	178	224	46	34.7	0.01	2.23	0.57	117
C10-85	Pozo de Plata Diatreme	252	290	38	23.5	0.018	1.52	0.52	84.2
C10-86	Oesta Pozo de Plata	No significant intervals
C10-87	Cordero Porphyry	12	18	6	20.2	0.025	0.19	0.33	42.8
C10-87		44	60	16	26.3	0.012	0.8	0.45	63.6
C10-87		66	114	48	27.1	0.019	0.84	0.48	66.8
C10-87		128	252	124	26.4	0.019	0.77	0.6	67.8
C10-87		306	364	58	23.1	0.029	0.45	0.33	47.7
C10-87		524	536	12	14.8	0.018	0.26	0.23	30.2
C10-88	Josefina Zone	190	204	14	6.6	0.055	0.52	0.11	28.9
C10-89	Cordero Porphyry	No assays reported, hole lost at 23 m
C10-90	Porphyry Zone	Assays Pending
C10-91	Porphyry Zone	No significant intervals
C10-92-97	Porphyry Zone	Assays Pending

* Silver equivalent grade, based on assumed recoveries, is calculated using the following metal prices: silver at $15 per ounce, gold at $1,000 per ounce, zinc at 90 cents per pound, lead at 90 cents per pound and assumed recoveries (metallurgical and smelter deductions) of 70% for silver and gold and 50% for zinc and lead. Actual metal recoveries have not been determined.  Summary assay intervals as reported above were selected based on a 22.64 g/T Ag equivalent cut-off over significant widths that by inspection show geochemical consistency down the hole among the 2 m sample intervals.

Table 2.  Phase three drill hole locations (map projection UTM Nad 27 Conus, Zone 13, m)

HoleID	X	Y	Z	Length	Azimuth	Dip
C10-61	442596	3013904	1571	433.8	180	-60
C10-62	442774	3013965	1575	449	180	-60
C10-63	442498	3014249	1569	340.35	0	-60
C10-64	442799	3013818	1574	446	180	-60
C10-65	442500	3014247	1569	383.4	180	-60
C10-66	443618	3014008	1585	529	0	-90
C10-67	442504	3013901	1560	389.1	0	-90
C10-68	442799	3013816	1569	448	0	-90
C10-69	442700	3014400	1570	407.5	0	-60
C10-70	442400	3013800	1520	476.8	0	-60
C10-71	442400	3013800	1520	459.65	180	-60
C10-72	443394	3015092	1600	458.45	0	-90
C10-73	443620	3014009	1585	419.95	0	-60
C10-74	442706	3014502	1589	395.45	0	-60
C10-75	440698	3012700	1569	164.3	0	-90
C10-76	440698	3012700	1569	137.15	65	-60
C10-77	442700	3013847	1568	535.65	0	-60
C10-78	442402	3013798	1567	488.15	0	-90
C10-79	442702	3014496	1585	462.65	180	-60
C10-80	442700	3013847	1568	451.05	0	-90
C10-81	442900	3013795	1573	101.55	0	-60
C10-82	442901	3013814	1572	430	0	-60
C10-83	442600	3014400	1575	463.95	180	-60
C10-84	442699	3013847	1570	444.75	180	-60
C10-85	442903	3013818	1572	406.65	180	-60
C10-86	441750	3013420	1570	310.2	315	-60
C10-87	443300	3015000	1611	594.4	0	-90
C10-88	443300	3013900	1586	529.7	0	-60
C10-89	443700	3014500	1562	23.5	0	-90
C10-90	443700	3014450	1570	862.95	0	-90
C10-91	443618	3014110	1589	659.85	0	-90
C10-92	443522	3015101	1591	936.55	0	-90
C10-93	443296	3014998	1611	446.9	0	-60
C10-94	434549	3011002	1618	151	0	-90
C10-95	443304	3013901	1586	409.55	180	-60
C10-96	434650	3012050	1617	423	0	-90
C10-97	443299	3014994	1609	317.7	150	-60

Outlying Exploration Targets

The Phase 3 core drilling campaign (59,000 m planned, $14M program, news release of September 30, 2010) began October 1, 2010 starting with two core drills and expanded to four rigs to yield the 37 holes Phase 3 holes (15,787.6 m) drilled by December 18, 2010.   Phase 3 has now been ramped up to 5 core drills turning 24 hours per day, 7 days per week by HD Drilling, Mazatlan, Mexico.  Phase 3 involves offset grid drilling in the two discovery areas, and exploration drilling in outlying mine-scale target areas,.

SJ Geophysics, Vancouver has completed about two thirds of a 3D induced polarization (IP) survey  over the Molina de Viento, Dos Mil Diez, Pozo de Plata Diatreme Complexes, the Pastura Sur, and Cordero Porphyry Zone.  The remaining IP survey is slated for completion over the  La Ceniza Stock in January. Current IP results are being processed in 3D inversions, which will be integrated with the project data utilizing Gocad 3D pattern recognition software in the field for drill targeting.   Initial 3D IP chargeability anomalies are defining drill targets, which are being drill tested, particularly in covered areas.  Field follow up of recent IP results in a NW part of the Pozo de Plata Diatreme has defined a rhyolite breccia dike swarm with strong pyryite silica alteration on the surface, that is now being mapped, sampled and scheduled for drill testing at depth.   Two holes have been drilled in covered chargeability anomalies in the Molina de Viento Caldera Diatreme Complex, 8 km SW of the Pozo de Plata Diatreme discovery grid within the Cordero Porphyry Belt (assays pending).

Engineering Studies

Engineering studies toward producing a first 43-101 compliant mineral resource, and then a Preliminary Economic Assessment, have been initiated by IMC and M3 engineering firms in Tucson, who are well experienced with Penasquito type deposits.  The initial petrographic metallurgical samples have been selected for collection, to help guide bench scale testing.  The in house block model of Phase 2 drill results by IMC helps guide Phase 3 offset drilling, along with continued 3D geologic and alteration modeling.

“The early Phase 3 results so far, are opening up rather than closing off the discoveries, and they require continued offset and delineation drilling.  This is exactly why we have ramped up the drilling program.  We are trying to realize the Cordero upside as soon as we can, and at the same time advance the discoveries toward the feasibility study stage.  We believe our Cordero exploration results over the last 23 months, continue to point to a major new bulk tonnage District in Mexico.  We are pleased and see a bright future for our shareholders “ comments Ron Tremblay, President, CEO, Levon.

QA/QC Procedures and Reporting Parameters

All drill holes are started with HQ diameter core and then rarely reduced to NQ diameter core depending on drilling conditions.   The drill core is sawed through its length and samples collected in continuous two-metre intervals.  All drill intercepts reported (Table 1) are core lengths and not true widths, which are unknown.  All of the samples are being prepared and analyzed by ALS Chemex at its labs in Chihuahua, Mexico, and Vancouver, Canada respectively. Gold analyses are being performed by 30-gram fire assay with an atomic absorption finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma ("ICP") package using a four-acid digestion with over-limit results being reanalyzed with assay procedures using ICP-AES.

The company employs a rigorous quality assurance and quality control program that include standardized material, blanks and duplicates. AMEC Americas Ltd. has designed the QAQC protocol from a study and review of information provided by the Joint Venture to AMEC. Independent Mining Consultants (IMC), Tuscon, Arizona reviews QA/QC data.

The project is under the direct supervision of Vic Chevillon, MA, CPG, Vice-President of Exploration for Levon Resources Ltd. ("Levon") who is a qualified person within the context of National Instrument 43-101, has read and takes responsibility for this news release.

The property comprises wholly-owned claims and consolidated land agreements that total about 20,000 hectares and is being explored in the Joint Venture by Levon and Valley High Ventures, Ltd. (VHV) wherein Levon is 51% owner and operator of the project and holds 49% in trust for VHV.

Corporate

Levon and Valley High Ventures, Ltd. have signed the definitive Cordero Joint Venture Agreement as of April 01, 2010 with the terms of the original letter of intent signed February 11, 2009.

Levon has set up a wholly owned Mexican subsidiary, Administración de Proyectos Levon en México, S.A. de C.V. (Levon en Mexico) to conduct Cordero and other exploration activities in Mexico. Levon en Mexico is headquartered in Durango, Mexico with its main Cordero Project field office in the historical mining town of Hildalgo Del Parral.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.